Exhibit 99.1

    AMEN Properties Announces Second Quarter 2006 Financial Results

    MIDLAND, Texas--(BUSINESS WIRE)--Aug. 15, 2006--Amen Properties Inc. (NASDAQ:AMEN), with headquarters in Midland, TX, today announced the results for the quarter ending June 30, 2006.

    About Amen Properties Inc.

    AMEN Properties Inc. (the "Company") is a real estate and energy company engaged in owning and managing real estate, oil and gas royalties, and energy-related business properties. The Company is a holding company and conducts its operations through AMEN Delaware LP ("Delaware"); AMEN Minerals LP ("Minerals") and W Power and Light LP ("W Power"), each being a wholly owned subsidiary of the Company. The Company owns its present real estate holdings through Delaware. Delaware owns an approximate 71.35% limited interest in TCTB Partners Ltd., which currently owns two commercial office buildings in Midland, TX. The Company's present oil and gas royalty holdings are through Minerals, which owns two oil and gas royalty properties, one in Nowata County, Oklahoma and the other in Hemphill County, Texas. The Company is engaged in the retail electricity market as a retail electric provider serving both retail and wholesale customers within the state of Texas through W Power. Effective April 1, 2006, AMEN Properties acquired 100% of Priority Power Management Ltd., a Texas limited partnership, and Priority Power Management, Dallas, Ltd., a Texas limited partnership, (collectively referred to as "Priority Power"). Priority Power is primarily involved in providing energy management services and the Company believes that Priority Power's business is complimentary to the retail electricity provider business conducted by the Company's subsidiary W Power.
    For the six months ended June 30, 2006, the Company generated net income of $590,811 or $.27 per share as compared to a net loss of $374,988, or $.17 per share for the same period ended June 30, 2005, for a net increase of $965,799. This increase is mainly due to the Company's wholly owned subsidiary W Power generating net income for the six months ended June 30, 2006 of approximately $426,000 compared to a net loss of approximately $265,000 for the same period ended June 30, 2005. W Power was in its startup period during this time last year, and was able to grow its customer base sufficiently to achieve profitability for the same period this year. Additionally, retail margins have expanded because of increased contract prices and a decrease in certain wholesale ancillary energy services prices. The Company also completed the acquisition of Priority Power effective April 1, 2006. For the three months ended June 30, 2006, Priority Power generated net income of approximately $ 262,000.
    For the three and six months ended June 30, 2006, the Company experienced an increase in rental revenue of approximately $161,000 and $242,000, respectively, as compared to the same period ended June 30, 2005. The increase is mainly due to the Company billing tenants for the incremental increase in building operations. The Company did not pass through the incremental increase in building operations during the same period ended June 30, 2005. W Power experienced a net increase in retail electricity revenue of approximately $2,266,000 and $5,124,000 during the three months and six months ended June 30, 2006, respectively. This increase is mainly due to W Power moving from a startup phase to acquiring a customer base of approximately 1,400 meters.
    Total operating expenses for the three months ended June 30, 2006 and 2005 were $4,208,640 and $1,924,424, respectively. The increase of approximately $2,284,000 in operating expense is mainly related to W Power's increase of wholesale electricity purchases of approximately $1,920,000, consistent with its increased customer base. The remaining increase of $364,000 in operating expenses is related to the increase in general and administrative and rental property operations, approximately $273,000 and 90,000, respectively.
    W Power's cost of goods and services were $3,063,743 or approximately 90.3% of retail sales for the three months ended June 30, 2006. This increase in gross profits is mainly due to an increase in customer contract prices and a decrease in certain wholesale ERCOT ancillary energy services.
    Total operating expense for the six months ended June 30, 2006 as compared to same period ended June 30, 2005 increased approximately $4,938,000. This increase is mainly related to W Power's increase in purchased wholesale electricity of approximately $4,460,000. The remaining increase of approximately $478,000 in operating expenses is mainly related to the increase of general and administrative costs, approximately $273,000, associated with the newly acquired business segment Priority Power and an increase in rental property operations, approximately $163,000, associated with the increase in energy costs.
    W Power's cost of goods and services were $5,884,161 or approximately 89.7% of retail electricity sales for the six months ended June 30, 2006, for a gross profit of approximately $676,000 or approximately 11.1% of retail electricity sales for the six months ending June 30, 2006. For the six months ended June 30, 2005, W Power's cost of goods and services were $1,423,375 or approximately 99.1% of retail electricity sales for the six months ended June 30, 2005, for a gross profit of approximately $13,000 or approximately 0.1% of retail electricity sales for the six months ending June 30, 2005. The net increase of approximately 10% in gross profit earnings is mainly due to W Power successfully increasing its customer contract prices while also experiencing a decrease in the costs of wholesale power and certain wholesale ERCOT ancillary services.
    Management's initial focus of the 2002 Business Plan was to focus on value-added plays in three distinct arenas, 1) acquiring office space in secondary stagnant markets, 2) acquiring office space in out-of-favor growth markets 3) acquiring investments in oil and gas royalties and to assess opportunities in acquiring other properties and businesses that have a consistent and stable cash flow history. Management believes that through its wholly owned subsidiary, W Power, we have been able to enter a market that will provide a stable cash flow in the future. Additionally, we believe the recent acquisition of Priority Power Management LP (PPM) will also provide stable cash flow in the future, and is consistent with our interest in the deregulated electricity market in Texas. With PPM as a wholly owned subsidiary, Management believes we can continue participating in opportunities within Texas and elsewhere, and diversify our energy activities.
    As discussed last quarter, W Power faced several challenges during its first year of operations, including: 1) rapidly escalating and volatile energy prices; 2) an extended period of above-average summer and fall temperatures resulting in record-breaking electricity demand and consumption across Texas; and 3) a shortage of electric generating capacity. While W Power reported positive net income in the first two quarters of 2006, Management believes W Power will be faced with similar challenges throughout 2006 and perhaps beyond. If so, W Power will need to continue a deliberately controlled growth plan in order not to exceed its credit capacity and to manage the risks associated with volatile energy prices. The main challenges W Power will face will be volatile energy prices and the amount of credit required to hedge forward its electricity requirements. Management continues to monitor and limit the growth of W Power's customer acquisition to ensure that W Power will be able to meet its credit requirements to hedge forward its electricity obligations. Even with continued deliberate limiting of W Power's growth, the Company's business model leads Management to expect continued positive earnings for 2006.
    The PPM acquisition was made with a combination of cash and promissory notes. PPM was profitable in the period. Management is optimistic that PPM will continue its profitability throughout 2006 and beyond, and will continue to grow its client base and become an important component in providing stable cash flow in the future. Management believes the continued high volatility of energy prices will provide a reason for additional end-use energy consumers to solicit energy management services from PPM.
    Though we have not abandoned the 2002 business model, our focus is to continue supporting W Power for the immediate future, integrate the PPM acquisition into the Company and support is growth efforts, actively monitor TCTB, and assess opportunities as they present themselves.


                 AMEN Properties Inc. and Subsidiaries
                 CONSOLIDATED STATEMENT OF OPERATIONS
              For the Three and Six Months Ended June 30,
                              (Unaudited)


                          For the Three Months   For the Six Months
                              Ended June 30,        Ended June 30,
                              2006       2005       2006       2005
                           ---------- ---------- ---------- ----------
Operating Revenue
 Rental revenue           $  832,969 $  672,137 $1,584,574 $1,342,319
 Energy management fees      676,806         --    676,806         --
 Retail electricity
  revenue                  3,391,948  1,125,596  6,560,655  1,436,385
                           ---------- ---------- ---------- ----------
   Total operating revenue 4,901,723  1,797,733  8,822,035  2,778,704
                           ---------- ---------- ---------- ----------
Operating Expense
 Cost of goods and
  services                 3,063,743  1,143,727  5,884,161  1,423,375
 Rental property
  operations                 542,797    452,447  1,021,183    858,109
 General and
  administrative             497,041    223,579    733,733    430,565
 Depreciation,
  amortization and
  depletion                  105,059    104,671    207,335    196,506
                           ---------- ---------- ---------- ----------
   Total operating
    expenses               4,208,640  1,924,424  7,846,412  2,908,555
                           ---------- ---------- ---------- ----------
Income (loss) from
 operations                  693,083   (126,691)   975,623   (129,851)
                           ---------- ---------- ---------- ----------

Other (expense) income
  Interest income             59,115     15,693    108,816     27,537
  Interest expense          (206,205)  (148,149)  (346,867)  (262,495)
  Other income              (112,997)    43,578    (90,052)    26,414
                           ---------- ---------- ---------- ----------
   Total other (expense)
    income                  (260,087)   (88,878)  (328,103)  (208,544)
                           ---------- ---------- ---------- ----------
Income (loss) from
 continuing operations
 before income taxes and
 minority interest           432,996   (215,569)   647,520   (338,395)
                           ---------- ---------- ---------- ----------

Income taxes                      --         --         --         --
Minority interest            (34,839)     4,231    (56,709)   (36,593)
                           ---------- ---------- ---------- ----------

NET INCOME (LOSS)         $  398,157 $ (211,338)$  590,811 $ (374,988)
                           ========== ========== ========== ==========
Net income (loss) per
 common share (basic)     $      .18 $     (.10)$      .27 $     (.17)
                           ========== ========== ========== ==========
Net income (loss) per
 common share (diluted)   $      .11 $     (.10)$      .17 $     (.17)
                           ========== ========== ========== ==========
Weighted average number of
 common shares outstanding
 -- basic                  2,246,084  2,201,356  2,226,260  2,201,356
                           ========== ========== ========== ==========
Weighted average number of
 common shares outstanding
 -- diluted                3,595,848  2,201,356  3,576,024  2,201,356
                           ========== ========== ========== ==========

    CONTACT: Amen Properties Inc., Midland
             John James, 432-684-3821